June 21, 2012

Michael F. Johnson

Staff Attorney

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:      Southern First Bancshares, Inc.

Registration Statement on Form S-1 (SEC File No. 333-181198)

Dear Mr. Johnson:

            In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Southern First Bancshares, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on June 25, 2012.

            Pursuant to Rule 460 under the Act, please be advised the undersigned intends to effect the following approximate distribution of copies of the Preliminary Prospectus to be dated June 25, 2012 (the “Preliminary Prospectus”):

No. of Copies
Institutions	850
Others	100
Total	950

[SIGNATURE PAGE FOLLOWS]

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Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

SANDLER O’NEILL & PARTNERS, L.P.

By:  MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:/s/ William D. Hobbs

Authorized Signatory

By:  SANDLER O’NEILL & PARTNERS, L.P.

By:  Sandler O’Neill & Partners Corp.,
         the sole general partner

By: /s/ Christopher S. Hooper

      Name: Christopher S. Hooper

      Title: An Officer of the Corporation

For themselves and as Representatives of the other Underwriters named in Schedule A to the Underwriting Agreement

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